SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 1)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

WEYERHAEUSER COMPANY

(Name of Subject Company (issuer) and Filing Person (offeror))

Common Shares, par value $1.25 per share

(Title of Class of Securities)

962166104

(CUSIP Number of Class of Securities)

Sandy D. McDade, Esq.

Senior Vice President and General Counsel

Weyerhaeuser Company

33663 Weyerhaeuser Way South

Federal Way, Washington 98003

(253) 924-2345

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Andrew J. Pitts, Esq. D. Scott Bennett, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000	Keith P. Bishop, Esq. Allen Matkins Leck Gamble Mallory & Natsis LLP 1900 Main Street, Fifth Floor Irvine, California 92614 (949) 553-1313	Michael E. Flynn, Esq. Brian J. Lane, Esq. Gibson, Dunn & Crutcher LLP 3161 Michelson Drive Irvine, California 92612 (949) 451-4054

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$2,418,905,000.00(1)	$311,554.96(2)

(1)	Estimated solely for calculating the filing fee, based on the average of the high and low prices of shares of common stock of TRI Pointe Homes, Inc., as reported on the New York Stock Exchange on January 8, 2014, multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger) and rounded down to the nearest cent.
(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, in connection with the TRI Pointe Homes, Inc. Form S-4, as set forth therein.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $311,554.96, paid in

connection with TRI Pointe Homes, Inc.’s Registration

Statement on Form S-4, which was filed on January 9,

2014 (Registration No. 333-193248).

Form or Registration No.: Form S-4 (No. 333-193248)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Weyerhaeuser Company (“Weyerhaeuser”) with the Securities and Exchange Commission on May 22, 2014.

This Schedule TO relates to the offer by Weyerhaeuser to exchange all issued and outstanding common shares of Weyerhaeuser Real Estate Company (“WRECO”), par value $0.04 per share (“WRECO common shares”), for common shares of Weyerhaeuser, par value $1.25 per share (“Weyerhaeuser common shares”), that are validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer (as defined below).

Following the expiration of the Exchange Offer and satisfaction of all closing conditions, a special purpose merger subsidiary of TRI Pointe Homes, Inc., a Delaware corporation (“TRI Pointe”), named Topaz Acquisition, Inc., a Washington corporation (“Merger Sub”), will be merged with and into WRECO, with WRECO surviving the merger and becoming a wholly owned subsidiary of TRI Pointe (the “Merger”). In the Merger, each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of common stock of TRI Pointe (“TRI Pointe common stock”), upon the terms and subject to the conditions set forth in the Prospectus—Offer to Exchange, dated May 22, 2014 (the “Prospectus—Offer to Exchange”), the Letter of Transmittal and the Exchange and Transmittal Information Booklet for Common Shares of Weyerhaeuser Company, copies of which are incorporated herein by reference as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”).

In connection with the Exchange Offer, WRECO has filed under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 and Form S-1 (Registration No. 333-193251) (the “Registration Statement”) to register the WRECO common shares offered in exchange for Weyerhaeuser common shares tendered in the Exchange Offer and to be distributed in any pro rata dividend to the extent that the Exchange Offer is not fully subscribed. TRI Pointe has filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-193248) to register the shares of TRI Pointe common stock into which WRECO common shares will be converted in the Merger.

This Amendment No. 1 shall be read together with the Schedule TO. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

Item 4.	Terms of the Transaction.

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Exchange Offer, is hereby amended and supplemented by adding the following thereto:

For each Weyerhaeuser common share that is validly tendered and not withdrawn pursuant to the Exchange Offer and accepted by Weyerhaeuser, tendering Weyerhaeuser shareholders will receive 1.7003 WRECO common shares, which will automatically convert into the right to receive 1.297 shares of TRI Pointe common stock, upon the terms and subject to the conditions set forth in the Prospectus—Offer to Exchange. As a result, Weyerhaeuser shareholders who tendered their Weyerhaeuser common shares in the Exchange Offer will receive approximately 2.2053 shares of TRI Pointe common stock for each Weyerhaeuser common share accepted for exchange. The upper limit of 1.7003 WRECO common shares per Weyerhaeuser common share is in effect, and the Exchange Offer has been automatically extended to 12:00 midnight, New York City time, on Wednesday, July 2, 2014, as provided in the Prospectus—Offer to Exchange. Accordingly, Weyerhaeuser shareholders may tender or withdraw their Weyerhaeuser common shares until that time by following the procedures described in the Prospectus—Offer to Exchange, the Letter of Transmittal and the Exchange and Transmittal Information Booklet for Common Shares of Weyerhaeuser Company.

The calculated per-share values of Weyerhaeuser common shares and WRECO common shares, which were used to determine the exchange ratio, were $32.7012 and approximately $20.1028, respectively, and were determined by Weyerhaeuser by reference to the simple arithmetic average of the daily volume-weighted average prices of Weyerhaeuser common stock and TRI Pointe common stock, respectively, on the New York Stock Exchange on June 26, 2014, June 27, 2014, and June 30, 2014. Based on the calculated per-share values of Weyerhaeuser common shares and WRECO common shares, tendering shareholders will receive approximately $1.05 of TRI Pointe common stock for each $1.00 of Weyerhaeuser common shares accepted for exchange.

On June 30, 2014, Weyerhaeuser issued a press release announcing the final exchange ratio and the automatic extension of the Exchange Offer, a copy of which is attached as Exhibit (a)(1)(viii) hereto and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description

(a)(1)(viii)	Press release, dated June 30, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Weyerhaeuser with the Securities and Exchange Commission on June 30, 2014)

(a)(5)(iii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 22, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on May 22, 2014)

(a)(5)(iv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 23, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on May 23, 2014)

(a)(5)(v)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 27, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on May 27, 2014)

(a)(5)(vi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 28, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on May 28, 2014)

(a)(5)(vii)	Investor presentation, dated May 29, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on May 29, 2014)

(a)(5)(viii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 29, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on May 29, 2014)

(a)(5)(ix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 30, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on May 30, 2014 )

(a)(5)(x)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 2, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 2, 2014)

(a)(5)(xi)	Information related to Weyerhaeuser Real Estate Company’s private debt offering, dated June 2, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 2, 2014)

(a)(5)(xii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 3, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 3, 2014 )

(a)(5)(xiii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 4, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 4, 2014 )

(a)(5)(xiv)	Information related to Weyerhaeuser Real Estate Company’s private debt offering, dated June 5, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 5, 2014)

(a)(5)(xv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 5, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 5, 2014 )

(a)(5)(xvi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 6, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 6, 2014 )

(a)(5)(xvii)	Investor presentation, dated June 9, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 9, 2014)

(a)(5)(xviii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 9, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 9, 2014 )

(a)(5)(xix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 10, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 10, 2014)

(a)(5)(xx)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 11, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 11, 2014)

(a)(5)(xxi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 12, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 12, 2014)

(a)(5)(xxii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 13, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 13, 2014)

(a)(5)(xxiii)	Press release, dated June 16, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 16, 2014)

(a)(5)(xxiv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 16, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 16, 2014)

(a)(5)(xxv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 17, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 17, 2014)

(a)(5)(xxvi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 18, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 18, 2014)

(a)(5)(xxvii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 19, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 19, 2014)

(a)(5)(xxviii)	Information related to Weyerhaeuser Real Estate Company’s private debt offering, dated June 19, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 19, 2014)

(a)(5)(xxix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 20, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 20, 2014)

(a)(5)(xxx)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 23, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 23, 2014)

(a)(5)(xxxi)	Information related to TRI Pointe Homes, Inc.’s annual meeting of stockholders, dated June 23, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 23, 2014)

(a)(5)(xxxii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 24, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 24, 2014)

(a)(5)(xxxiii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 25, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 25, 2014)

(a)(5)(xxxiv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 26, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 26, 2014)

(a)(5)(xxxv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 26, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 26, 2014)

(a)(5)(xxxvi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 26, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 26, 2014)

(a)(5)(xxxvii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 27, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 27, 2014)

(a)(5)(xxxviii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 27, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 27, 2014)

(a)(5)(xxxix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 27, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 27, 2014)

(a)(5)(xl)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 30, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 30, 2014)

(a)(5)(xli)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 30, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 30, 2014)

(a)(5)(xlii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 30, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 30, 2014)

(a)(5)(xliii)	Press release, June 30, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 30, 2014)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEYERHAEUSER COMPANY

By:	/s/ Devin W. Stockfish
Name:	Devin W. Stockfish
Title:	Corporate Secretary

Dated: June 30, 2014

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Prospectus—Offer to Exchange, dated May 22, 2014 (incorporated by reference to the Registration Statement).

(a)(1)(ii)	Letter of Transmittal for Weyerhaeuser common shares (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(iii)	Exchange and Transmittal Information Booklet for Weyerhaeuser common shares (incorporated by reference to Exhibit 99.3 to the Registration Statement).

(a)(1)(iv)	Letter to brokers, dealers, commercial banks, trust companies and other nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(1)(v)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees (incorporated by reference to Exhibit 99.5 to the Registration Statement).

(a)(1)(vi)	Notice of Guaranteed Delivery for Weyerhaeuser common shares (incorporated by reference to Exhibit 99.6 to the Registration Statement).

(a)(1)(vii)	Notice of Withdrawal for Weyerhaeuser common shares (incorporated by reference to Exhibit 99.7 to the Registration Statement).

(a)(1)(viii)	Press release, dated June 30, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Weyerhaeuser with the Securities and Exchange Commission on June 30, 2014)

(a)(2)	None.

(a)(3)	None.

(a)(4)	Prospectus—Offer to Exchange, dated May 22, 2014 (incorporated by reference to the Registration Statement).

(a)(5)(i)	Press release, dated May 12, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Weyerhaeuser with the Securities and Exchange Commission on May 12, 2014).

(a)(5)(ii)	Press release, dated May 22, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Weyerhaeuser with the Securities and Exchange Commission on May 22, 2014).

(a)(5)(iii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 22, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on May 22, 2014)

(a)(5)(iv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 23, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on May 23, 2014)

(a)(5)(v)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 27, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on May 27, 2014)

(a)(5)(vi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 28, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on May 28, 2014)

(a)(5)(vii)	Investor presentation, dated May 29, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on May 29, 2014)

(a)(5)(viii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 29, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on May 29, 2014)

(a)(5)(ix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 30, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on May 30, 2014 )

(a)(5)(x)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 2, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 2, 2014)

(a)(5)(xi)	Information related to Weyerhaeuser Real Estate Company’s private debt offering, dated June 2, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 2, 2014)

(a)(5)(xii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 3, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 3, 2014 )

(a)(5)(xiii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 4, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 4, 2014 )

(a)(5)(xiv)	Information related to Weyerhaeuser Real Estate Company’s private debt offering, dated June 5, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 5, 2014)

(a)(5)(xv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 5, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 5, 2014 )

(a)(5)(xvi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 6, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 6, 2014 )

(a)(5)(xvii)	Investor presentation, dated June 9, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 9, 2014)

(a)(5)(xviii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 9, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 9, 2014 )

(a)(5)(xix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 10, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 10, 2014)

(a)(5)(xx)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 11, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 11, 2014)

(a)(5)(xxi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 12, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 12, 2014)

(a)(5)(xxii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 13, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 13, 2014)

(a)(5)(xxiii)	Press release, dated June 16, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 16, 2014)

(a)(5)(xxiv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 16, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 16, 2014)

(a)(5)(xxv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 17, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 17, 2014)

(a)(5)(xxvi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 18, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 18, 2014)

(a)(5)(xxvii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 19, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 19, 2014)

(a)(5)(xxviii)	Information related to Weyerhaeuser Real Estate Company’s private debt offering, dated June 19, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 19, 2014)

(a)(5)(xxix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 20, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 20, 2014)

(a)(5)(xxx)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 23, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 23, 2014)

(a)(5)(xxxi)	Information related to TRI Pointe Homes, Inc.’s annual meeting of stockholders, dated June 23, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 23, 2014)

(a)(5)(xxxii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 24, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 24, 2014)

(a)(5)(xxxiii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 25, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 25, 2014)

(a)(5)(xxxiv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 26, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 26, 2014)

(a)(5)(xxxv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 26, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 26, 2014)

(a)(5)(xxxvi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 26, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 26, 2014)

(a)(5)(xxxvii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 27, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 27, 2014)

(a)(5)(xxxviii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 27, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 27, 2014)

(a)(5)(xxxix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 27, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 27, 2014)

(a)(5)(xl)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 30, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 30, 2014)

(a)(5)(xli)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 30, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 30, 2014)

(a)(5)(xlii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 30, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 30, 2014)

(a)(5)(xliii)	Press release, June 30, 2014 (incorporated by reference to Weyerhaeuser’s Form 425 filed with the Securities and Exchange Commission on June 30, 2014)

(b)	None.

(d)(i)	Transaction Agreement, dated as of November 3, 2013, by and among Weyerhaeuser Company, Weyerhaeuser Real Estate Company, TRI Pointe Homes, Inc. and Topaz Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to Weyerhaeuser Company’s Current Report on Form 8-K filed on November 4, 2013).

(d)(ii)	Form of Tax Sharing Agreement to be entered into by and among Weyerhaeuser Company, Weyerhaeuser Real Estate Company and TRI Pointe Homes, Inc. (incorporated by reference to Exhibit 10.5 to Weyerhaeuser Company’s Current Report on Form 8-K filed on November 4, 2013).

(g)	None.

(h)	Form of Opinion of Covington & Burling LLP as to certain tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement).